ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
СВЯЗЬИНФОРМ
SVYAZINFORM
САМАРСКОЙ ОБЛАСТИ

5.08.02 № 0АИ-240

На №

Date: July 31, 2002

Securities and Exchange Commission
Division of Corporate Finance

Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

SUPPL

02 SEP 20 AM 11:21

Re: Exemption No.: 82-4889

Dear Sir or Madam:

In connection with Company's exemption, pursuant to Rule 12g3-2b from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2b, please find enclosed:

1. Information on three essential events concerning the Issuer's activity
2. List of Affiliated Persons as of July 1, 2002.
3. The Balance Sheet for the 1st half-year of 2002.

JP Morgan Chase Bank acts Depositary Bank for the above referenced company under the Form F-6 registration statement number: **333 - 86938**.

Sincerely,

PROCESSED
SEP 24 2002
P
THOMSON
FINANCIAL

9/23

Evgeniy N. Poverenov
Deputy General Director
In charge of economy issues

Россия, 443099 Самара,
ул. Ленинградская, 24
Тел. ....(846 2) 32-10-20
факс ....(846 2) 70-40-20
телетайп ....214999 ИНФО

Internet: www.ssr.ru
Адрес эл. почты:
directors@dionis.samtel.ru
director@mail.samtel.ru
/c=ru/a=rostelemail/p=smr/o=tel/s=directors

ИНН 6317015857 Р/С № 40702810754110100167
в Самарском ОСБ № 28 г. Самары
БИК 043601607 к/с 30101810200000000607
в Поволжском банке Сбербанка РФ г. Самара

Information about an essential event, concerning the issuer's financial activity

Joint-Stock Company "Svyazinform" of the Samara region

Address: ***24, Leningradskaya ul., Samara, 443099, Russia***

Date of the event: June 11, 2002

There were changes in the Board of Directors membership of JSC "Svyazinform" of the Samara region. Sergei L.Yolkin was elected member of the Board of Directors.

Yuri A.Bilibin stopped to be Director.

Newly elected director does not have shares in the Charter capital of JSC "Svyazinform" of the Samara region.

The event took place on June 11, 2002 in accordance with a resolution of the Board of Directors of JSC "Svyazinform" of the Samara region dated June 11, 2002.

Evgeniy N.Poverenov

Deputy General Director in charge of economy

Information about an essential event, concerning the issuer's financial activity

Joint-Stock Company "Svyazinform" of the Samara region

Address: ***24, Leningradskaya ul., Samara, 443099, Russia***

Date of the event: June 11, 2002

Annual General Meeting of Shareholders passed a decision to pay dividends for the issuer's shares (Minutes 10 dated June 11, 2002).

1. Ordinary registered shares – dividend is RUR 3.5 for one share. Date of decision – June 11, 2002. Dividend should be paid before January 1, 2003. Dividend should be paid in cash. Total number of such shares is 1,981,005.
2. A-type preferred registered shares – dividend is RUR 10.5 for one share. Date of decision – June 11, 2002. Dividend should be paid before August 10, 2002. Dividend should be paid in cash. Total number of such shares is 660,335.

Evgeniy N. Poverenov

Deputy General Director in charge of economy

Information about an essential event,
concerning the issuer's financial activity

Joint-Stock Company "Svyazinform" of the Samara region
Address: ***24, Leningradskaya ul., Samara, 443099, Russia***

Date of the event: June 11, 2002
Type of the Meeting – annual
Date of the Meeting – June 11, 2002
Place – 1 Kievskaya ul., Samara, 443013, Russia
Shareholders of JSC "Svyazinform" of the Samara region in accordance with data from the Registrar:
Ordinary shares:
- number of shares – 1981005
- number of shareholders – 1423 including:
- Legal entities – 27 holders, number of shares – 1402967 including 20 nominees, number of shares – 536838;
- Natural persons – 1376 holders, number of shares – 41200

Preferred shares:
- number of shares - 660335
- number of shareholders – 2820 including:
- Natural persons – 2769 holders, number of shares – 161142;
- Legal entities – 31 holders, number of shares – 156669 including 20 nominees holding 342524.

231 shareholders took part in voting by post holding 27611 voting shares.
64 shareholders and their authorised representatives took part in the meeting holding 1631002 shares.
Total number of shareholders registered and taking part in the meeting was 295 holding 1658613 ordinary shares or 83.726% from total number of votes.
The meeting had quorum.

Agenda of the meeting:
1. Approval of the Company's Balance Sheet, Profit&Loss Report, distribution of profits and losses for 2001 and prospect distribution of profits and losses for 2002.
2. Determination of the dividend sum for 2001, terms and schedule of dividend payment for shares of each category.
3. Election of the Board of Directors.
4. Election of the Company's Audit Committee.
5. Approval of the Company's Charter new version.
6. Approval of new version of the Annual General Meeting Regulations.
7. Approval of the Board of Directors Regulations new version.
8. Approval of the Board of Management Regulations new version.
9. Approval of the Company's Auditor for 2002.
10. Participation in the federal service network "ISKRA".

Issues for voting:
1. Approval of the Company's Balance Sheet, Profit&Loss Report, distribution of profits and losses for 2001 and prospect distribution of profits and losses for 2002.

Decision: To approve of the Company's Balance Sheet, Profit&Loss Report, distribution of profits and losses for 2001 and prospect distribution of profits and losses for 2002.

Results of voting: total number of votes – 1658613
1658513 votes took part in the voting.
There were invalid ballots in the amount of 15 votes.
"AYE" – 1637148 votes – 98.71%,
"NAY" – 5 votes – 0.00%,
"ABSTAINED" – 21345 votes – 1.29%.

2. Determination of the dividend sum for 2001, terms and schedule of dividend payment for shares of each category.

Decision:

1) To pay dividend for ordinary shares in the amount of RUR 3.5 for each shares in cash during the financial year.

Results of voting: total number of votes – 1658613
1658558 votes took part in the voting.
There were invalid ballots in the amount of 125 votes.
"AYE" – 1657958 votes – 99.96%,
"NAY" – 135 votes – 0.00%,
"ABSTAINED" – 340 votes – 0.02%.

2) To pay dividend for preferred shares in the amount of RUR 10.5 for each share in cash not later than on August 10, 2002.

Results of voting: total number of votes – 1658613
1658483 votes took part in the voting.
There were invalid ballots in the amount of 255 votes.
"AYE" – 1636583 votes – 98.67%,
"NAY" – 55 votes – 0.00%,
"ABSTAINED" – 21590 votes – 1.30%.

3. Election of the Board of Directors.

Results of voting: total number of votes – 11610291
11609381 votes took part in the voting.
There were invalid ballots in the amount of 367 x 7 = 2534 votes.

1. Yuri A.Bilibin 4 285
2. Vadim S. Degtyarev 1 798 272
3. Sergei L. Yolkin 2 155 522
4. Oleg V. Kashirin 1 411 051
5. Oleg V. Kuzmin 1 650 261
6. Vladimir F. Lulin 1 419 211
7. Anton I. Osiptchuk 1 752 881
8. Alexander I. Polnikov 1 414 437

Decision: To elect the Board of Director as follows:

1. Vadim S. Degtyarev 1 798 272
2. Sergei L. Yolkin 2 155 522
3. Oleg V. Kashirin 1 411 051
4. Oleg V. Kuzmin 1 650 261
5. Vladimir F. Lulin 1 419 211
6. Anton I. Osiptchuk 1 752 881
7. Alexander I. Polnikov 1 414 437

4. Election of the Company's Audit Committee.

Decision:

1) To elect Valentina N. Gerasimova member of the Audit Committee
Results of voting: total number of votes – 1658491
1658441 votes took part in the voting.
There were invalid ballots in the amount of 1070 votes.
122 votes do not take part in the voting
"AYE" – 1657296 votes – 99.93%,
"NAY" – 45 votes – 0.00%,
"ABSTAINED" – 30 votes – 0.00%.

2) To elect Sergei V.Podosinov member of the Audit Committee
Results of voting: total number of votes – 1658491
1658441 votes took part in the voting.
There were invalid ballots in the amount of 1265 votes.
122 votes do not take part in the voting
"AYE" – 1656901 votes – 99.90%,
"NAY" – 130 votes – 0.00%,
"ABSTAINED" – 145 votes – 0.00%.

3) To elect Larisa V.Tareeva member of the Audit Committee
Results of voting: total number of votes – 1658491
1658441 votes took part in the voting.
There were invalid ballots in the amount of 1265 votes.
122 votes do not take part in the voting
"AYE" – 1656901 votes – 99.90%,
"NAY" – 130 votes – 0.00%,
"ABSTAINED" – 145 votes – 0.00%.

5. Approval of the Company's Charter new version.

Decision: To approve of the Company's Charter new version
Results of voting: total number of votes – 1658613
1658558 votes took part in the voting.
There were invalid ballots in the amount of 10 votes.
"AYE" – 1636968 votes – 98.69%,
"NAY" – 21255 votes – 1.28%,
"ABSTAINED" – 325 votes – 0.02%.

6. Approval of new version of the Annual General Meeting Regulations.

Decision: To approve new version of the Annual General Meeting Regulations.
Results of voting: total number of votes – 1658613
1658613 votes took part in the voting.
There were invalid ballots in the amount of 10 votes.
"AYE" – 1637148 votes – 98.71%,
"NAY" – 21260 votes – 1.28%,
"ABSTAINED" – 195 votes – 0.01%.

7. Approval of the Board of Directors Regulations new version.

Decision: To approve the Board of Directors Regulations new version.
Results of voting: total number of votes – 1658613

1658613 votes took part in the voting.
There were invalid ballots in the amount of 70 votes.
"AYE" – 1637068 votes – 98.70%,
"NAY" – 21260 votes – 1.28%,
"ABSTAINED" – 215 votes – 0.01%.

8.Approval of the Board of Management Regulations new version.
Decision: To approve the Board of Management Regulations new version.
Results of voting: total number of votes – 1658613
1658613 votes took part in the voting.
There were invalid ballots in the amount of 15 votes.
"AYE" – 1637183 votes – 98.71%,
"NAY" – 21260 votes – 1.28%,
"ABSTAINED" – 155 votes – 0.00%.

9. Approval of the Company's Auditor for 2002.
Decision: To approve ZAO "MKD" as the Company's Auditor for 2002.
Results of voting: total number of votes – 1658613
1658613 votes took part in the voting.
There were invalid ballots in the amount of 20 votes.
"AYE" – 1658116 votes – 99.97%,
"NAY" – 25 votes – 0.00%,
"ABSTAINED" – 452 votes – 0.03%.

10. Participation in the federal service network "ISKRA".
Decision: To take part in the federal service network "ISKRA"
Results of voting: total number of votes – 1658613
1658573 votes took part in the voting.
There were invalid ballots in the amount of 157 votes.
"AYE" – 1636387 votes – 98.66%,
"NAY" – 21350 votes – 1.29%,
"ABSTAINED" – 679 votes – 0.04%.
11. ELECTION OF THE AUDIT COMMITTEE MEMBERS

Evgeniy N.Poverenov
Deputy General Director in charge of economy

the Balance Sheet
for the 1st half year of 2002

thousand RUR

ASSETS	line code	at the beginning of the accounting period	at the end of the accounting period
I. NON-CURRENT ASSETS			
Intangible assets (04,05)	110	**22**	**20**
including:			
patents, licenses, trade marks, etc.	111	**22**	**20**
organizational expenses	112		
Fixed assets (01, 02, 03)	120	**1152942**	**1122015**
including:			
land plots and natural objects	121	**991**	**991**
buildings, machines, equipment	122	**932509**	**915611**
Construction in progress (07, 08, 61)	130	**111685**	**383076**
Long-term investments (06, 82)	140	**16170**	**14702**
including:			
investments in subsidiary companies	141		
investments in associated companies	142	**75**	**75**
investments in other organizations	143	**1872**	**1872**
loans to organizations for over 12 months	144		
other long-term investments	145	**14223**	**12755**
Other Non-current assets	150		
SUBTOTAL FOR SECTION I	190	**1280819**	**1519813**
II. CURRENT ASSETS			
Inventory	210	**31446**	**57172**
including:			
raw materials, materials and similar values (10,12,13,16)	211	**23570**	**45514**
animals on breeding and fattening (11)	212	**3**	
expenditures on work in progress (20, 21, 23, 29, 30, 36, 44)	213		**126**
finished products and goods for re-sale (16,40, 41)	214	**3048**	**2924**
goods shipped (45)	215		
deferred expenses (31)	216	**4825**	**8531**
other inventory and expenses	217		
VAT on acquired values (19)	220	**27654**	**85217**
Receivables (due after 12 months following the reporting date)	230	**2134**	**1565**
including:			
buyers and customers (62, 76, 82)	231		
notes receivable (62)	232		
receivables from subsidiary and associated companies (78)	233		
advances paid out (61)	234	**2134**	**464**
other debtors	235		
Receivables (due within 12 month following the reporting date)	240	**232307**	**291516**
including:			
buyers and customers (62, 76, 82)	241	**170261**	**197350**
notes receivable (62)	242	**115**	**2814**
receivables from subsidiary and associated companies (78)	243		
Contributions to the Charter Capital of members receivable (75)	244		

advances paid out (61)	245	**25662**	**62270**
other debtors	246	**36269**	**29082**
Short-term investments (56,58, 82)	250		
including: loans with term less than 12 months	251		
own shares, purchased from holders	252		
other short-term investments	253		
Cash	260	**40143**	**24897**
including: cash in hand (50)	261	**808**	**1373**
settlement accounts (51)	262	**34911**	**16172**
hard-currency accounts (52)	263	**1**	**1**
other cash (55, 56, 57)	264	**4423**	**7351**
Other current assets **Expenses not financed from the budget**	270 271		
SUBTOTAL FOR SECTION II **Balance(a sum of lines 190+290+390)**	290 300	**333684** **1614503**	**460367** **1980180**
LIABILITIES	**line code**		
III. Capital and Reserves **Charter Capital (85)**	410	**343374**	**343374**
Additional Capital (87)	420	**461266**	**462619**
Reserve Capital (86)	430	**40435**	**43900**
including: reserve funds, formed in accordance with the laws	431	**40435**	**43900**
reserve funds, formed in accordance with the founding documents	432		
Social fund (88)	440		
Targeted funding and receipts (96)	450		
Accumulation fund	451		
Consumption fund	452		
Retained earnings of the previous periods (88) **Non-defrayed loss of the previous years (88)**	460 465	**319560**	**300700**
Not financed expenses of the previous years	466		
Retained earnings for the reporting year (88) **Not financed expenses of the reporting period**	470 476		**153066**
SUBTOTAL FOR SECTION IV	490	**1164635**	**1303659**
IV. LONG-TERM LIABILITIES Borrowed money (92, 95)	510	**27470**	
Including: bank loans payable after 12 months following the reporting date	511		
other loans payable after 12 months following the reporting date	512	**27470**	
other long-term liabilities	520	**67792**	**168051**
SUBTOTAL FOR SECTION V	590	**95262**	**168051**
V. SHORT-TERM LIABILITIES **Borrowed money (90, 94)**	610	**150578**	**178387**
Including: bank loans, payable after 12 months following the reporting date	611	**150104**	**173207**
other loans, payable after 12 month following the reporting date	612	**474**	**5180**
Accounts payable	620	**190040**	**302801**
including: suppliers and contractors (60, 76)	621	**70549**	**137589**
notes payable (60)	622		
payables to subsidiary and associated companies (78)	623		

wages payable (70)	624	**15245**	**15753**
contributions to the social institutions payable (69)	625	**10182**	**10013**
payable to the budget 68)	626	**16684**	**25031**
advances received (64)	627	**39563**	**66571**
other creditors	628	**37817**	**47844**
Income debts to the members (founders)	630	**865**	**13234**
Deferred income (83)	640	**13123**	**14048**
Reserves of expenses (89)	650		
Other short-term liabilities	660		
SUBTOTAL FOR SECTION V1	690	**354606**	**508470**
BALANCE (lines 490+590+690)	700	**1614503**	**1980180**

PROFIT AND LOSS REPORT

INDICES	**line code**	**For the accounting period**	**For the same period of the previous year**
1. Expenses and revenues from usual activity Revenues (net) from the sale of goods, products, works, services (minus VAT, excises and similar obligatory payments)	010	**868004**	**640206**
including from the sales: of telecommunications services	011	**852720**	**624234**
of goods	012		
Others	013		
Sales cost of goods, works, services	020	**-583226**	**-541510**
including: sold telecommunications services	021	**571672**	**513515**
Goods	022		
Others	023		
Gross proceeds	029		
Commercial expenses	030		**-8883**
Management expenses	040		
Sales profit (loss) (lines (010-020-030-040))	050	**284778**	**89813**
11. Operating revenues and expenses % receivable	060	**447**	**689**
% payable	070	**-13758**	**-17807**
Income from investing in other companies	080		
Other operating revenues	090	**1353**	**1041**
Other operating expenses	100	**-25563**	**-12965**
111. Non-sales revenues Non-sales revenues	120	**11817**	**6709**
Non-sales expenses	130	**-31243**	**-21769**
Profit (loss) before taxation (lines (110+120-130))	140	**227831**	**45711**
Tax on profits and other similar compulsory payments	150	**-74765**	**-35157**
Profit and loss from usual activity	160	**153066**	**10554**
IV. Extraordinary expenses and revenues Extraordinary revenues	170		
Extraordinary expenses	180		**-24**
Retained earnings (loss) of the accounting period (lines 160+170+180)	190	**153066**	**10530**
Reference: Dividends for : one preferred share	201		
Estimated dividends for: one preferred share	203		
one ordinary share	204		

DECIPHERING OF SOME PROFITS AND LOSSES

Indices	line code	For the accounting period		For the same period of the previous year	
		profit	loss	profit	loss
Penalties recognized or called to account according to a judgement from a court	210	**621**	**-69**	**405**	**-132**
Profit (loss) of last years	220	**247**	**-1581**	**376**	**-1596**
Compensation of losses because of non-execution of obligations	230	**850**		**62**	
Difference in exchange for operations in foreign currency	240	**135**	**-4938**	**2489**	**-746**
Decrease in cost of production stocks as of the end of the accounting period	250	**x**		**x**	
Amortization of receivables and payables because of limitation expiry	260	**33**	**-6**	**205**	**-451**

LIST OF AFFILIATED PERSONS
Joint-stock Company "Svyazinform"
of the Samara region
(the issuer's code: 00138-A)
as of July 1, 2002

Sergei L. Yolkin
General Director

List of affiliated persons

Affiliated person	Number of the Company' shares	Share of the Charter Capital
Name: Sergei L.Yolkin Lives in: Russia, Samara Reason: Member of the Board of Directors of the Company Date: June 11, 2002 Reason: others Has the right to make up decisions Date: June 11, 2002		
Name: Vadim S. Degtyarev Lives in: Great Britain Reason: Member of the Board of Directors of the Company Date: June 11, 2002 Reason: others Has the right to make up decisions Date: June 11, 2002	-	-
Name: Oleg V. Kashirin Lives in: Russia, Moscow Reason: Member of the Board of Directors of the Company Date: June 11, 2002 Reason: others Has the right to make up decisions Date: June 11, 2002	-	-
Name: Oleg V. Kuzmin Lives in: Russia, Moscow Reason: Member of the Board of Directors of the Company Date: June 11, 2002 Reason: others Has the right to make up decisions Date: June 11, 2002	-	-
Name: Vladimir F. Lyulin Lives in: Russia, Nizshny Novgorod Reason: Member of the Board of Directors of the Company Date: June 11, 2002 Reason: others Has the right to make up decisions Date: June 11, 2002	-	-
Name: Anton I. Osipchuk Lives in: Russia, Moscow Reason: Member of the Board of Directors of the Company Date: June 11, 2002 Reason: others Has the right to make up decisions Date: June 11, 2002	-	-
Name: Alexander I. Polnikov Lives in: Russia, Moscow Reason: Member of the Board of Directors of the Company Date: June 11, 2002	-	-

Reason: others Has the right to make up decisions Date: June 11, 2002		
Name: Elena A. Bokova Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: August 28, 2001 Reason: others Has the right to make up decisions Date: August 28, 2001		
Name: Sergei L. Yolkin Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: June7, 2001 Reason: other Has the right to make up decisions Date: June 7, 2001	-	-
Name: Vitaliy M. Klishin Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: August 28, 2001 Reason: others Has the right to make up decisions Date: August 28, 2001		
Name: Galina V.Melik-Shakhnazarova Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: January 30, 2002 Reason: others Has the right to make up decisions Date: January 30, 2002	Ordinary – 2 Preferred - 3	0.00%
Name: Evgeniy N.Poverenov Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: January 30, 2002 Reason: others Has the right to make up decisions Date: January 30, 2002	Ordinary – 120 Preferred - 35	0.01%
Name: Valeriy V. Feditchev Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: August 28, 2001 Reason: others Has the right to make up decisions Date: August 28, 2001		
Name: Valeriy G.Shatalov Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: January 30, 2002 Reason: others Has the right to make up decisions Date: January 30, 2002	Ordinary – 2 Preferred - 3	0.00%

Name: Sergei L. Yolkin Lives in: Russia, Samara Reason: Sole Management Body of the Company Date: June 7, 2001		
Name: JSC "Svyazinvest" Address: build.2, 55 Pluschikha ul., Moscow, Russia, 119121 Mailing address: build.2, 55 Pluschikha ul., Moscow, Russia, 119121 Reason: has the right to deal with more than 20% of the Company's voting shares Date: September 1, 1995	Ordinary: 1003710 Preferred: -	38.00%
Name: ZAO "SamaraTelecom" Address: 43 Polevaya ul., Samara, 443100, Russia Mailing address: 43 Polevaya ul., Samara, 443100, Russia Reason: has the right to deal with more than 20% of the total number of votes of shares forming its Charter Capital Date: March 20, 1996	Ordinary: - Preferred: -	0.00%